EXHIBIT 16

                    [LETTERHEAD OF GRANT THORNTON]


August 19, 1999



Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20519

Dear Sir/Madam:

We have read Item 4 included in the Form 8-K of Butler National Corporation (Butler) filed with the Securities and Exchange Commission on August 10, 1999 and are in agreement with the statements contained therein. Since August 10, 1999, we have communicated to the Company our belief that following Grant Thornton LLP's engagement on March 30, 1999 as Butler's independent auditors and during the two most recent fiscal years through the date of this letter there have been no disagreements between the Company and Grant Thornton LLP (Grant or Grant Thornton) on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement, if not resolved, would have caused Grant Thornton to make reference thereto in our report on the consolidated financial statements of the Company for such years.

However, information came to our attention that, if investigated further, may materially impact the fairness and reliability of Butler's financial statements to be issued for the fiscal year ending April 30, 1999 and perhaps also the fiscal year ending April 30, 1998. In essence, the nature of the accounting issues and the reaction of senior management to our audit inquiries led us to conclude that we would have been unable to obtain sufficient evidential matter to complete an audit in accordance with Generally Accepted Auditing Standards (GAAS). We therefore resigned from our engagement to audit the consolidated financial statements of Butler and its subsidiaries as of April 30, 1999. We consider the circumstances leading to our resignation to be reportable events.

Three elements of the Company's financial statements are at issue:
Discontinued Operations, Indian Gaming costs and Supplemental Type Certificates (STCs).

Discontinued Operations

In fiscal 1999 Butler was reflecting a loss from Discontinued Operations of approximately $1.995 million, a significant increase from the $148,316 reported in fiscal 1998. One significant component of this loss was the reclassification of approximately $801,000 of General and Administrative Expense (G&A) to Discontinued Operations; $801,000, it bears noting, equals approximately one-half of the G&A costs for this 1999 fiscal year. To satisfy ourselves that this estimate was not arbitrary, we informed the company that any allocation to Discontinued Operations would have to be supported by a methodology and evidential matter that we could audit. Although we understand that Butler was prepared to undertake a review of the extent of its allocation of G&A costs to Discontinued Operations, we also are aware that any estimate of the amount of G&A costs attributable to Discontinued Operations is heavily dependent upon management's judgment.

A second significant element of Butler's $1.995 million loss from Discontinued Operations involved a guarantee of subsidiary debt for which the Company recognized an expense of $700,000 in 1999. We raised the question as to whether this loss should have been recognized in the year ended April 30, 1998. Although we resigned before we were able to pursue this issue, it is nonetheless clear to us that we would have needed to consult with the Company's former accountants to gain an understanding of events in the prior year in order to conclude upon the appropriate treatment of this debt.

Indian Gaming Costs

Butler's accounting for its Indian Gaming costs presented us with three accounting and auditing issues. First, we had questions about the collectibility of a $3.5 million note representing advances to Miami-Modoc Indian Tribe Joint Venture for costs associated with an operating casino. Second, we considered that the deferral of "Other Costs" totaling $2.1 million in 1999 called for further scrutiny. And third, we had doubts about the propriety of putting back on the books, as deferred assets, costs that had previously been written off -- namely, $650,000 in 1999 and $280,000 in 1998. Each of these issues, in our view, would have required us to discuss with the Company's former auditors the bases, in the prior fiscal year, for capitalizing the deferred gaming costs, recording the $3.5 million note at full value and putting previously expensed items back on the books.

Although we resigned before speaking about these issues with the prior auditors, we had discussions with the Company's president-chief executive officer, as summarized below.

STCs

At April 30, 1999, Butler had on its books $1.392 million of capitalized costs associated with the development of STCs. We queried Butler's president-chief executive officer regarding the appropriateness and support for these capitalized costs. Moreover, since our concerns extended to the initial capitalization in a prior fiscal year we indicated that we would have to discuss the matter with the Company's former auditors. We resigned, however, before we were able to have those discussions.

Response of Senior Management

To address adequately each of these accounting issues would have necessitated a significant expansion of the scope our audit. In considering whether to undertake such an expansion, we deemed it appropriate to factor in the response of the Company's president-chief executive officer to our inquiries -- especially those relating to the treatment of Indian Gaming costs and capitalizations of STCs. With respect to the rebooking of Indian Gaming costs previously written off, the president had said we "had to find a way to keep them on the books." He also commented that Butler and its prior auditors would face a number of lawsuits if we forced a write-off of the Indian Gaming costs and deferred STC costs. When we informed him that the SEC was likely to review Butler's treatment of the deferred Indian Gaming costs, he informed us for the first time that the Company had received a comment letter from the SEC on its 1998 Form 10-K and that in response it had filed an amended Form 10-K on April 30, 1999. When we then asked why the company did not tell us about this comment letter and amended 10-K report, he simply said, "you did not ask." A review of the Commission's comment letter, it bears noting, disclosed that the Commission's staff was focused on some of the same issues as we were.

Each of the accounting and auditing issues we identified involves significant estimates by management upon whose representations an auditor would have to rely. Given the response of the company's president-chief executive officer to our questions, we concluded in our professional judgment that we would be unable to obtain sufficient evidential matter to enable us to complete the audit in accordance with GAAS.

Very truly yours,

//Grant Thornton LLP//